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                           BAKER & TAYLOR CORPORATION
                            2709 Water Ridge Parkway
                         Charlotte, North Carolina 28217


                                 August 14, 2000


David C. Lee
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3-8
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re: Withdrawal of the Registration Statement of Baker & Taylor Corporation on Form S-1, File Number (333-83683) (the "Registration Statement").
                  -------------------------------------------------------

Dear Mr. Lee:

            Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned, having the power of attorney under the Registration Statement hereby requests the withdrawal of the Registration Statement and all amendments and exhibits thereto, from the Commission's consideration. No sales or written offers (other than written offers that may be deemed to have been made by virtue of the filing of the Registration Statement) have been made pursuant to the Registration Statement. The Company has decided not to pursue an Initial Public Offering at this time due to uncertain market conditions. The Company believes that this withdrawal is consistent with the public interest and the protection of its investors.

                                    BAKER & TAYLOR CORPORATION



                                    By:    /s/ Edward H. Gross
                                           ------------------------------
                                    Name:  Edward H. Gross
                                    Title: Executive Vice President
                                           Chief Administrative Officer
                                           (Principal Financial and Accounting
                                           Officer)